UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   VAN DE HEY          DAVID L.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   02/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. & GENERAL COUNSEL
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  02/03/00    M        2,000         A  $7.6300                     D  Direct
Common Stock                                  02/03/00    M        32,411        A  $10.6250                    D  Direct
Common Stock                                  02/03/00    M        541           A  $14.8750     37,607         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $7.6300         02/03/00       M                          2,000            08/01/98     07/26/04
to buy)
Incentive Stock Option (right  $10.0625                                                                   12/31/00     07/28/08
to buy)
Incentive Stock Option (right  $10.6250        02/03/00       M                          32,411                        01/05/06
to buy)
Incentive Stock Option (right  $11.7500                                                                                01/26/08
to buy)
Incentive Stock Option (right  $13.0625                                                                                03/01/09
to buy)
Incentive Stock Option (right  $13.5625                                                                                08/06/09
to buy)
Incentive Stock Option (right  $14.8750        02/03/00       M                          541              03/31/97     07/17/06
to buy)
Incentive Stock Option (right  $16.3750                                                                   08/01/01     07/03/07
to buy)
Non-Qualified Stock Option     $10.0625                                                                                07/28/08
(right to buy)
Non-Qualified Stock Option     $10.6250                                                                                10/06/05
(right to buy)
Non-Qualified Stock Option     $10.6250                                                                                01/05/06
(right to buy)
Non-Qualified Stock Option     $11.7500                                                                                01/26/08
(right to buy)
Non-Qualified Stock Option     $13.0625                                                                                03/01/09
(right to buy)
Non-Qualified Stock Option     $13.5625                                                                                08/06/09
(right to buy)
Non-Qualified Stock Option     $14.7500                                                                                07/01/09
(right to buy)
Non-Qualified Stock Option     $14.8750                                                                   03/31/97     07/17/06
(right to buy)
Non-Qualified Stock Option     $16.3750                                                                   03/31/98     07/03/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  02/03/00  Common Stock                   2,000                     0             D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   8,843                     8,843         D   Direct
to buy)
Incentive Stock Option (right  02/03/00  Common Stock                   32,411                    0             D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   939                       939           D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,250                     1,250         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   2,625                     2,625         D   Direct
to buy)
Incentive Stock Option (right  02/03/00  Common Stock                   541                       6,722         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,106                     6,106         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   14,907                    14,907        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,666                    12,666        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   89                        89            D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   14,061                    14,061        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   18,750                    18,750        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   11,375                    11,375        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,237                    12,237        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   17,894                    17,894        D   Direct
(right to buy)

Explanation of Responses:

-
Includes shares acquired pursuant to the 1993 Employee Stock Purchase Plan

SIGNATURE OF REPORTING PERSON
/S/ VAN DE HEY          DAVID L.
DATE